

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

April 4, 2024

William Fehrman
Chief Executive Officer
Centuri Holdings, Inc.
19820 North 7th Avenue, Suite 120
Phoenix, AZ 85027

> **Re: Centuri Holdings, Inc.**
> **Registration Statement on Form S-1**
> **Filed March 22, 2024**
> **File No. 333-278178**

Dear William Fehrman:

We have reviewed your registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our March 21, 2024 letter.

Registration Statement on Form S-1

Conflicts of Interest; Corporate Opportunities, page 172

1. Please revise to disclose all material terms of Article VIII of your amended and restated certificate of incorporation. For example, we note provisions set forth in Exhibit 3.1 regarding certain agreements and transactions permitted and fiduciary duties. We also note your disclosure regarding the provision regarding corporate opportunities for so long as Southwest Gas Holdings owns at least 15% of the total voting power of your outstanding shares. However, we note that Section 8.4 refers to ownership of more than 10% of the total voting power of your outstanding shares.

<u>General</u>

2.   We note your disclosure on page 60 that the exclusive forum provision in your amended and restated certificate of incorporation does not apply to actions arising under the Exchange Act or the rules and regulations thereunder. Please also ensure that the exclusive forum provision in your amended and restated certificate of incorporation states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the the Exchange Act.

Please contact Brian McAllister at 202-551-3341 or Craig Arakawa at 202-551-3650 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Purcell at 202-551-5351 or Laura Nicholson at 202-551-3584 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: John Hensley